BOND NUMBER: BFI-71002051-14	BAP 31 02 01 09

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CHANGE RIDER

Change Number	Date Of Issue	Effective Date Of Change
1	5/6/2015	12:01 A.M. on: 5/1/2015

The Named Insured is changed to:

The following Insured(s) is added as a Named Insured: Compass EMP Funds Trust, CEMPMFSF Fund Limited, CEMPCSVWF Fund Limited

The following Insured(s) is deleted as a Named Insured:

The Mailing Address is changed to:

The Bond Period is: Extended to:	Reduced to:

Other: The policy limit has been increased to $4,750,000 for Insuring Agreements 1 — 9, Unauthorized Signatures, and Facsimile Signatures.

Premium:

Additional Premium: $1,952

All other terms, conditions, limitations and exclusions remain unchanged.

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JOINT INSURED
FIDELITY BOND AGREEMENT

This AGREEMENT (“Agreement”) dated as of February 8, 2007, and amended as of December 2, 2015, among theVictory Portfolios, Victory Portfolios II,  Victory Variable Insurance Fundsand Victory Institutional Funds (each a “Trust”, collectively the “Trusts”) relating to, and on behalf of, each portfolio within the Trusts set forth in Schedule A to this Agreement (individually, a “Fund”; collectively, the “Funds”) , and CEMPCSVWF Fund Limited and CEMPCLSSF Fund Limited, each an exempted company with limited liability in the Cayman Islands (together, the “Cayman Islands Subsidiaries”) (the Trusts on behalf of the Funds and the Cayman Island Subsidiaries are each a “Party” and collectively, the “Parties,” and the Funds together with the Cayman Islands Subsidiaries are each an “Insured’ and collectively, the “Insureds”).WHEREAS, the Parties are management investment companies registered under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, Rule 17g-1 under the Act requires each Fund to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees;

WHEREAS, Rule 17g-1 authorizes the Funds to secure a joint insured bond naming each of them as insureds;

WHEREAS, Rule 17g-1 also requires that each investment company named as an insured in a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insureds in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

WHEREAS, the Board members of each Trust on behalf of its respective Funds, (including a majority of the Board members who are not “interested persons” of such Trust as defined by Section 2(a)(19) of the Act) have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such a joint insured bond; and

WHEREAS, each Fund has determined that the allocation of the proceeds payable under the joint insured bond as set forth herein, which takes into account the minimum amount of coverage required for each Fund by Rule 17g-1(d)(1) of the Act, is equitable.

NOW, THEREFORE, the Parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.             Joint Insured Bond.  The Funds shall maintain in effect a joint fidelity insurance bond (the “Bond”) from a reputable fidelity insurance company authorized to do business in the place where the Bond is issued, insuring each Fund against larceny and embezzlement and covering such of their respective officers and employees who may, singly or jointly with others, have access, directly or indirectly, to the particular Fund’s securities or other assets (subject to the terms of the Bond).  The Bond shall name each Fund as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

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2.             Amount.  The Bond shall be in at least the minimum amount required by Rule 17g-1(d) to be maintained by the Funds (including the amounts each Fund would be required to maintain separately).

3.             Ratable Allocation of Premiums.  The Funds shall divide the initial premium and any additional premiums which may become due under the Bond among them based upon the cost of obtaining individual insurance.

4.             Ratable Allocation of Proceeds.

(a)           If more than one of the Funds sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such Fund shall receive that portion of the recovery that is sufficient in amount to indemnify that Fund in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such Funds sustaining a single loss.

(b)           If the recovery is inadequate to fully indemnify all Funds sustaining a single loss, the recovery shall be allocated among such Funds as follows:

(i)            Each of the Funds, to the extent it sustains a loss, shall be allocated an amount equal to the lesser of its actual loss or the amount it would have received had it provided and maintained a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

(ii)           The remainder, if any, shall be allocated among the Funds based upon their relative net assets at the time of the loss (provided that, if such allocation would result in any Fund receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess among such Funds shall be reallocated among the remaining Funds not fully indemnified as a result of the foregoing allocations, in proportion to the allocation percentages set forth in this sub-provision).

5.             Claims and Settlements.  Each Fund shall, within five days after the making of any claim under the Bond, provide the other Funds with written notice of the amount and nature of such claim.  Each Fund shall provide the other Funds with written notice of the terms of settlement of any claim within five days.  The officers of each Fund designated as responsible for filing notices required by paragraph (g) of Rule 17g-1 shall give and receive any notices required hereby with respect to such Fund.

6.             Modifications and Amendments.  Any Fund may increase the amount of the
Bond.  Such Fund must give written notice thereof to the other Funds covered by this Agreement and to the Securities and Exchange Commission in accordance with Rule 17g-1.  If, pursuant to Rule 17g-1, any Fund shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other Funds covered by this Agreement and indicate the nature of the modification which it believes to be appropriate.  If, within forty-five days of such notice any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate (except with respect to losses occurring prior to such termination).  Any Fund may withdraw

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from this Agreement at any time and cease to be covered by this Agreement (except with respect to losses occurring prior to such withdrawal) by giving not less than forty-five days prior written notice to the other Funds covered by this Agreement of such withdrawal.  Upon withdrawal, a withdrawing Fund shall be entitled to receive such portion of any premium rebated by the fidelity company with respect to such withdrawal.  Upon termination of the Bond, each insured shall receive any premium rebated by the fidelity company with respect to such termination in proportion to the premium paid by such insured, less any premium previously refunded with respect to such insured.

7.             Governing Law.  This Agreement shall be construed in accordance with the laws of the State of Delaware.

8.             No Assignment.  This Agreement is not assignable.

9.             Notices.  All notices and other communications hereunder shall be addressed to the appropriate Fund at 3435 Stelzer Road, Suite 1000, Columbus, Ohio 43219.

10.          Counterparts.  This Agreement may be executed in two or more parts which together shall constitute a single Agreement.

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the day and year first above written.

VICTORY PORTFOLIOS, on behalf of its series portfolios, individually and not jointly.

By:	Christopher K. Dyer
Title:	President

VICTORY PORTFOLIOS II, on behalf of its series portfolios, individually and not jointly.

By:	Christopher K. Dyer
Title:	President

VICTORY VARIABLE INSURANCE FUNDS, on behalf of its series portfolios, individually and not jointly.

By:	Christopher K. Dyer
Title:	President

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VICTORY INSTITUTIONAL FUNDS, on behalf of its series portfolios, individually and not jointly.

By:	Christopher K. Dyer
Title:	President

CEMPCSVWF FUND LIMITED.

By:	Leigh Wilson
Title:	Director

CEMPCLSSF FUND LIMITED.

By:	Leigh Wilson
Title:	Director

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SCHEDULE A

TO JOINT INSURED AGREEMENT

Dated February 8, 2007, and amended as of December 2, 2015

Series portfolios participating in the Agreement as of December 2, 2015.

Victory Portfolios

1                           Victory Balanced Fund

2                           Victory Diversified Stock Fund

3                           Victory Expedition Emerging Markets Small Cap Fund

4                           Victory INCORE Fund for Income

5                           Victory INCORE Investment Grade Convertible Fund

6                           Victory INCORE  Total Return Bond Fund

7                           Victory Integrity Discovery Fund

8                           Victory Integrity Mid-Cap Value Fund

9                           Victory Integrity Small/Mid-Cap Value Fund

10                    Victory Integrity Small-Cap Value Fund

11                    Victory Munder Multi-Cap  Fund

12                    Victory Munder Index 500 Fund

13                    Victory Munder Mid-Cap Core Growth Fund

14                    Victory Munder Small Cap Growth Fund

15                    Victory National Municipal Bond Fund

16                    Victory NewBridge Global Equity Fund

17                    Victory NewBridge Large Cap Growth Fund

18                    Victory Ohio Municipal Bond Fund

19                    Victory Select Fund

20                    Victory Special Value Fund

21                    Victory Sycamore Established Value Fund

22                    Victory Sycamore Small Company Opportunity Fund

23                    Victory Trivalent Emerging Markets Small-Cap Fund

24                    Victory Trivalent International Fund — Core Equity

25                    Victory Trivalent International Small-Cap Fund

Acknowledged:

VICTORY PORTFOLIOS

Name: Christopher K. Dyer
Title: President

Victory Portfolios II

1                 Victory CEMP Alternative Strategies Fund

2                 Victory CEMP Commodity Enhanced VolatilityWtd Index Strategy Fund

3                 Victory CEMP Commodity VolatilityWtd Index Strategy Fund

4                 Victory CEMP Emerging Market VolatilityWtd Index Fund

5                 Victory CEMP Enhanced Fixed Income Fund

6                 Victory CEMP International Enhanced VolatilityWtd Index Fund

7                 Victory CEMP International VolatilityWtd Index Fund

8                 Victory CEMP Long/Short Strategy Fund

9                 Victory CEMP Market Neutral Income Fund

10          Victory CEMP Multi-Asset Balanced Fund

11          Victory CEMP Multi-Asset Growth Fund

12          Victory CEMP REC Enhanced VolatilityWtd Index Fund

13          Victory CEMP Ultra Short Term Fixed Income Fund

14          Victory CEMP US 500 Enhanced VolatilityWtd Index Fund

15          Victory CEMP US 500 VolatilityWtd Index Fund

16          Victory CEMP US EQ Income Enhanced VolatilityWtd Index Fund

17          Victory CEMP US Large Cap High Div VolatilityWtd

18          Victory CEMP US Small Cap VolatilityWtd Index Fund

19          Victory CEMP Developed Enhanced Volatility Wtd Index ETF

20          Victory CEMP Emerging Market High Div Volatility Wtd Index ETF

21          Victory CEMP Emerging Market Volatility Wtd Index ETF

22          Victory CEMP International High Div Volatility Wt Index ETF

23          Victory CEMP International Volatility Wtd Index ETF

24          Victory CEMP US 500 Enhanced Volatility Wtd Index ETF

25          Victory CEMP US 500 Volatility Wtd Index ETF

26          Victory CEMP US Discovery Enhanced Volatility Wtd Index ETF

27          Victory CEMP US EQ Income Enhanced Volatility Wtd Index ETF

28          Victory CEMP US Large Capo High Div Volatility Wtd Index ETF

29          Victory CEMP US Small Cap High Div Volatility Wtd Index ETF

30          Victory CEMP US Small Cap Volatility Wtd Index ETF

Acknowledged:

Victory Portfolios II

By:	Christopher K. Dyer
Title:	President

Victory Variable Insurance Funds

1.             Victory Variable Insurance Diversified Stock Fund

Acknowledged:

VICTORY VARIABLE INSURANCE FUNDS

Name:	Christopher K. Dyer
Title:	President

Victory Institutional Funds

1.             Victory Institutional Diversified Stock Fund

Acknowledged:

VICTORY INSTITUTIONAL FUNDS

Name:	Christopher K. Dyer
Title:	President

THE VICTORY PORTFOLIOS

THE VICTORY VARIABLE INSURANCE FUNDS

THE VICTORY INSTITUTIONAL FUNDS

WRITTEN CONSENT OF

THE TRUSTEES IN LIEU OF A MEETING

The Victory Portfolios

Pursuant to Article IV, Section 4.04 of the Trust Instrument of The Victory Portfolios (“VP”), as amended and restated as of March 27, 2000, the undersigned Trustees of VP do hereby consent to and adopt the following resolutions with the same force and effect as if presented to and adopted at a meeting of the Board of Trustees of VP (the “VP Board”):

WHEREAS, effective May 1, 2015, Victory Capital Management Inc. serves as investment adviser to the Compass EMP Funds Trust (“CEMP Trust”) and each of its series portfolios (the “Funds”);

WHEREAS, CEMP Trust and the Funds are now part of the Victory Family of Funds;

WHEREAS, CEMPCSVWF and CEMPCLSSF, each a Cayman Islands Association, are wholly owned subsidiaries of certain Funds (the “Companies”);

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the addition of the CEMP Trust and the Funds and the Companies, respectively, to VP’s, The Victory Variable Insurance Funds’ (“VVIF”) and The Victory Institutional Funds’ (“VIF” and, together with VVIF and VP, the “Victory Trusts”) Joint Fidelity Bond (the “Joint Bond”), to become effective as of May 1, 2015, or such other time as the officers of CEMP Trust shall determine;

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the amended Joint Insured Fidelity Bond Agreement between the Victory Trusts, CEMP Trust (together, the “Trusts”) and the Companies in substantially the form presented to the CEMP Trust Board and the Companies’ Boards of Directors, respectively;

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the amended Joint Insured Agreement between the Trusts and the Companies in substantially the form presented to the Board of Trustees of CEMP Trust and the Companies’ Boards of Directors, respectively;

Consideration and Approval of Joint Fidelity Bond and Joint Fidelity Bond Agreement

WHEREAS, the VP Board has determined that it is in the best interests of VP and its funds to include CEMP Trust’s and the Companies’ directors, officers and employees on the Joint Bond to cover, among other things, directors, officers and employees of CEMP Trust and the Companies, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the VP Board, in considering the Joint Bond, has given due consideration to, among other things: (i) the value of the aggregate assets of the Trusts to which any person covered under the Joint Bond may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the fact that there are no other parties named as insured parties under the Joint Bond; (iv) the fact that each of the Trusts is a registered investment company; (v) the amount of the premium of the Joint Bond; and (vi) the extent to which the share of the premium allocated to each of the Trusts and the Companies under the Joint Bond is less than the premium each of the Trusts would pay had it maintained a single bond;

WHEREAS, the Victory Trusts have entered into a Joint Insured Fidelity Bond Agreement in order to meet the conditions of Rule 17g-1(f) under the 1940 Act; and

WHEREAS, management has represented to the VP Board that the Joint Bond complies with the provisions of Rule 17g-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that CEMP Trust and the Funds and the Companies be added to the Victory Trusts’ Joint Bond to become effective as of May 1, 2015, or such other time as the officers of VP shall determine;

RESOLVED, that the premium on the Joint Bond and any recovery under the Joint Bond covering the Insureds shall be allocated among the Insureds named on the Joint Bond in accordance with an agreement, provided that the method of allocations of premium on and recovery under the Joint Bond shall be re-determined no less frequently than annually;

RESOLVED, that the VP Board hereby determines that the allocation of premiums among all series of VP covered by the Joint Bond is fair and reasonable;

RESOLVED, that the Secretary of VP or his or her delegate shall make filings and give notices, as required by Rule 17g-1 under the 1940 Act;

RESOLVED, that the amended Joint Insured Fidelity Bond Agreement between the Trusts and the Company, in substantially the form presented to the VP Board, providing in substance that in the event any recovery is received under the Joint Bond as a result of any losses sustained among the Trusts and Companies, each shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by Rule 17g-1(d)(1), is hereby approved by the VP Board;

RESOLVED, that the VP Board hereby authorizes, empowers and directs VP’s officers to increase the amount of the amended Joint Bond at any time and from time to time as these officers may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts;

Consideration and Approval of Trustees’ and Officers’ Errors and Omissions Policy and Joint Insured Agreement

RESOLVED, that the VP Board hereby approves the payment of the amended Trustees’ and Officers’ Errors and Omissions Policy (the “Policy”) premium in the amounts presented to the VP Board, as it pertains to VP and VP’s funds;

RESOLVED, that VP be allocated a premium in accordance with the provisions of the Joint Insured Agreement;

RESOLVED, that the Policy will continue to cover, among other things, the VP’s trustees and officers, in accordance with Rule 17d-1(d)(7) under the 1940 Act; and

RESOLVED, that the amended Joint Insured Agreement between the Trusts in substantially the form presented to the VP Board is hereby approved.

The Victory Variable Insurance Funds

Pursuant to Article IV, Section 4.04 of the Trust Instrument of The Victory Variable Insurance Funds (“VVIF”), as amended and restated as of October 15, 1998, the undersigned Trustees of VVIF do hereby consent to and adopt the following resolutions with the same force and effect as if presented to and adopted at a meeting of the Board of Trustees of VVIF (the “VVIF Board”):

WHEREAS, effective May 1, 2015, Victory Capital Management Inc. serves as investment adviser to the Compass EMP Funds Trust (“CEMP Trust”) and each of its series portfolios (the “Funds”);

WHEREAS, CEMP Trust and the Funds are now part of the Victory Family of Funds;

WHEREAS, CEMPCSVWF and CEMPCLSSF, each a Cayman Islands Association, are wholly owned subsidiaries of certain Funds (the “Companies”);

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the addition of the CEMP Trust and the Funds and the Companies, respectively, to The Victory Portfolios (“VP”), VVIF and The Victory Institutional Funds’ (“VIF” and, together with VVIF and VP, the “Victory Trusts”) Joint Fidelity Bond (the “Joint Bond”), to become effective as of May 1, 2015, or such other time as the officers of CEMP Trust shall determine;

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the amended Joint Insured Fidelity Bond Agreement between the Victory Trusts, CEMP Trust (together, the “Trusts”) and the Companies in substantially the form presented to the CEMP Trust Board and the Companies’ Boards of Directors, respectively;

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the amended Joint Insured Agreement between the Trusts and the Companies in substantially the form presented to the Board of Trustees of CEMP Trust and the Companies’ Boards of Directors, respectively;

Consideration and Approval of Joint Fidelity Bond and Joint Fidelity Bond Agreement

WHEREAS, the VVIF Board has determined that it is in the best interests of VVIF and its funds to include CEMP Trust’s and the Companies’ directors, officers and employees on the Joint Bond to cover, among other things, directors, officers and employees of CEMP Trust and the Companies, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the VVIF Board, in considering the Joint Bond, has given due consideration to, among other things: (i) the value of the aggregate assets of the Trusts to which any person covered under the Joint Bond may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the fact that there are no other parties named as insured parties under the Joint Bond; (iv) the fact that each of the Trusts is a registered investment company; (v) the amount of the premium of the Joint Bond; and (vi) the extent to which the share of the premium allocated to each of the Trusts and the Companies under the Joint Bond is less than the premium each of the Trusts would pay had it maintained a single bond;

WHEREAS, the Victory Trusts have entered into a Joint Insured Fidelity Bond Agreement in order to meet the conditions of Rule 17g-1(f) under the 1940 Act; and

WHEREAS, management has represented to the VVIF Board that the Joint Bond complies with the provisions of Rule 17g-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that CEMP Trust and the Funds and the Companies be added to the Victory Trusts’ Joint Bond to become effective as of May 1, 2015, or such other time as the officers of VVIF shall determine;

RESOLVED, that the premium on the Joint Bond and any recovery under the Joint Bond covering the Insureds shall be allocated among the Insureds named on the Joint Bond in accordance with an agreement, provided that the method of allocations of premium on and recovery under the Joint Bond shall be re-determined no less frequently than annually;

RESOLVED, that the VVIF Board hereby determines that the allocation of premiums among all series of VVIF covered by the Joint Bond is fair and reasonable;

RESOLVED, that the Secretary of VVIF or his or her delegate shall make filings and give notices, as required by Rule 17g-1 under the 1940 Act;

RESOLVED, that the amended Joint Insured Fidelity Bond Agreement between the Trusts and the Company, in substantially the form presented to the VVIF Board, providing in substance that in the event any recovery is received under the Joint Bond as a result of any losses sustained among the Trusts and Companies, each shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by Rule 17g-1(d)(1), is hereby approved by the VVIF Board;

RESOLVED, that the VVIF Board hereby authorizes, empowers and directs VVIF’s officers to increase the amount of the amended Joint Bond at any time and from time to time as these officers may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts;

Consideration and Approval of Trustees’ and Officers’ Errors and Omissions Policy and Joint Insured Agreement

RESOLVED, that the VVIF Board hereby approves the payment of the amended Trustees’ and Officers’ Errors and Omissions Policy (the “Policy”) premium in the amounts presented to the VVIF Board, as it pertains to VVIF and VVIF’s funds;

RESOLVED, that VVIF be allocated a premium in accordance with the provisions of the Joint Insured Agreement;

RESOLVED, that the Policy will continue to cover, among other things, the VVIF’s trustees and officers, in accordance with Rule 17d-1(d)(7) under the 1940 Act; and

RESOLVED, that the amended Joint Insured Agreement between the Trusts in substantially the form presented to the VVIF Board is hereby approved.

The Victory Institutional Funds

Pursuant to Article IV, Section 4.04 of the Trust Instrument of The Victory Institutional Funds (“VIF”), dated August 1, 2003, the undersigned Trustees of VIF do hereby consent to and adopt the following resolutions with the same force and effect as if presented to and adopted at a meeting of the Board of Trustees of VIF (the “VIF Board”):

WHEREAS, effective May 1, 2015, Victory Capital Management Inc. serves as investment adviser to the Compass EMP Funds Trust (“CEMP Trust”) and each of its series portfolios (the “Funds”);

WHEREAS, CEMP Trust and the Funds are now part of the Victory Family of Funds;

WHEREAS, CEMPCSVWF and CEMPCLSSF, each a Cayman Islands Association, are wholly owned subsidiaries of certain Funds (the “Companies”);

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the addition of the CEMP Trust and the Funds and the Companies, respectively, to The Victory Portfolios’ (“VP”), The Victory Variable Insurance Funds’ (“VVIF”) and VIFs’ (VIF, together with VVIF and VP, the “Victory Trusts”) Joint Fidelity Bond (the

“Joint Bond”), to become effective as of May 1, 2015, or such other time as the officers of CEMP Trust shall determine;

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the amended Joint Insured Fidelity Bond Agreement between the Victory Trusts, CEMP Trust (together, the “Trusts”) and the Companies in substantially the form presented to the CEMP Trust Board and the Companies’ Boards of Directors, respectively;

WHEREAS, the Board of Trustees of CEMP Trust and the Boards of Directors of the Companies approved the amended Joint Insured Agreement between the Trusts and the Companies in substantially the form presented to the Board of Trustees of CEMP Trust and the Companies’ Boards of Directors, respectively;

Consideration and Approval of Joint Fidelity Bond and Joint Fidelity Bond Agreement

WHEREAS, the VIF Board has determined that it is in the best interests of VIF and its funds to include CEMP Trust’s and the Companies’ directors, officers and employees on the Joint Bond to cover, among other things, directors, officers and employees of CEMP Trust and the Companies, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the VIF Board, in considering the Joint Bond, has given due consideration to, among other things: (i) the value of the aggregate assets of the Trusts to which any person covered under the Joint Bond may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts; (iii) the fact that there are no other parties named as insured parties under the Joint Bond; (iv) the fact that each of the Trusts is a registered investment company; (v) the amount of the premium of the Joint Bond; and (vi) the extent to which the share of the premium allocated to each of the Trusts and the Companies under the Joint Bond is less than the premium each of the Trusts would pay had it maintained a single bond;

WHEREAS, the Victory Trusts have entered into a Joint Insured Fidelity Bond Agreement in order to meet the conditions of Rule 17g-1(f) under the 1940 Act; and

WHEREAS, management has represented to the VIF Board that the Joint Bond complies with the provisions of Rule 17g-1 under the 1940 Act;

NOW, THEREFORE, IT IS

RESOLVED, that CEMP Trust and the Funds and the Companies be added to the Victory Trusts’ Joint Bond to become effective as of May 1, 2015, or such other time as the officers of VIF shall determine;

RESOLVED, that the premium on the Joint Bond and any recovery under the Joint Bond covering the Insureds shall be allocated among the Insureds named on the Joint Bond in accordance with an agreement, provided that the method of allocations of premium on and recovery under the Joint Bond shall be re-determined no less frequently than annually;

RESOLVED, that the VIF Board hereby determines that the allocation of premiums among all series of VIF covered by the Joint Bond is fair and reasonable;

RESOLVED, that the Secretary of VIF or his or her delegate shall make filings and give notices, as required by Rule 17g-1 under the 1940 Act;

RESOLVED, that the amended Joint Insured Fidelity Bond Agreement between the Trusts and the Company, in substantially the form presented to the VIF Board, providing in substance that in the event any recovery is received under the Joint Bond as a result of any losses sustained among the Trusts and Companies, each shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by Rule 17g-1(d)(1), is hereby approved by the VIF Board;

RESOLVED, that the VIF Board hereby authorizes, empowers and directs VIF’s officers to increase the amount of the amended Joint Bond at any time and from time to time as these officers may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts;

Consideration and Approval of Trustees’ and Officers’ Errors and Omissions Policy and Joint Insured Agreement

RESOLVED, that the VIF Board hereby approves the payment of the amended Trustees’ and Officers’ Errors and Omissions Policy (the “Policy”) premium in the amounts presented to the VIF Board, as it pertains to VIF and VIF’s funds;

RESOLVED, that VIF be allocated a premium in accordance with the provisions of the Joint Insured Agreement;

RESOLVED, that the Policy will continue to cover, among other things, the VIF’s trustees and officers, in accordance with Rule 17d-1(d)(7) under the 1940 Act; and

RESOLVED, that the amended Joint Insured Agreement between the Trusts in substantially the form presented to the VIF Board is hereby approved.

VP, VVIF and VIF

Appointment of Anti-Money Laundering Officer

WHEREAS, Kim Oeder has resigned as the Anti-Money Laundering (“AML”) Officer of each of The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (the “Trusts”);

WHEREAS, management has proposed that Charles Booth serve as the AML Officer for the Trusts; and

WHEREAS, the Boards have considered the qualifications of Charles Booth to serve as the AML Officer for the Trusts;

NOW, THEREFORE, IT IS

RESOLVED, that the Board hereby approves the appointment of Charles Booth to serve as the AML Officer of the Trusts, effective May 1, 2015, to serve until his death or resignation, or until his successor is appointed.

General Authorization Resolution

RESOLVED, that the Boards of the Victory Trusts hereby authorize the proper officers of the Victory Trusts to take all such actions and to execute and deliver all such instruments and documents, in the name of and on behalf of each of the Victory Trusts and under their seals or otherwise, and to pay all such expenses as in their judgment shall be necessary, to effect the foregoing resolution.

This consent may be executed in counterpart, each of which being considered an original, but all of which together being considered one and the same instrument, and shall be filed with the minutes of the meetings of the Board of Trustees of each of the Trusts and for all purposes be treated as action taken at a meeting.

IN WITNESS WHEREOF, the undersigned have executed this certificate as of this 1st day of May 2015 for each of VP, VVIF and VIF.

David B. Adcock	Nigel D.T. Andrews

E. Lee Beard	David C. Brown

Sally M. Dungan	John L. Kelly

David L. Meyer	Leigh A. Wilson